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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                       SEC File Number 000-31223
                                                        CUSIP Number 706552 10 6

                           NOTIFICATION OF LATE FILING

                                  (Check One):

                    [X] Form 10-K [ ] Form 20-F [ ] Form 11-K
                          [ ] Form 10-Q [ ] Form N-SAR

For Period Ended: March 31, 2003

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A
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Part I--Registrant Information

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Full Name of Registrant:  Pemstar Inc.

Former Name if Applicable:

Address of Principal Executive Office (Street and Number):
                                                      3535 Technology Drive N.W.

City, State and Zip Code:  Rochester, MN  55901

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Part II--Rules 12b-25(b) and (c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12(b)-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

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  [X]

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III--Narrative

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State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q,
N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

                         (Attach Extra Sheets if Needed)

     The Company is unable to file its Annual Report on Form 10-K for the fiscal year ended March 31, 2003 within the prescribed time period for such report because the documentation for certain transactions could not be completed without unreasonable cost and effort.

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Part IV--Other Information

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     (1) Name and telephone number of person to contact in regard to this notification.

                            Larry Degen 507-535-4033

     (2) Have all other period reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period) that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                [X] Yes  [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                [ ] Yes  [X] No

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     If so, attach an explanation of the anticipated change, both narratively and quantitively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                  Pemstar Inc.

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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:   July 1, 2003               By:      /s/ Greg Lea
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                                       Greg Lea, Executive Vice President and
                                                 Chief Financial Officer